SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

USANA Health Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90328M107

(CUSIP Number)

Dr. Myron W. Wentz
c/o USANA Health Sciences, Inc.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Gull Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,485,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,485,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,485,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14	TYPE OF REPORTING PERSON OO

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CUSIP No. 90328M107

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION St. Kitts & Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,485,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,485,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,485,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14	TYPE OF REPORTING PERSON IN

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Explanatory Note:

This Amendment No. 7 (this “Amendment No. 7”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 by Myron W. Wentz (“Dr. Wentz”) and certain other reporting persons named therein, and amended by Amendment No. 1 thereto filed on May 22, 2018, Amendment No. 2 thereto filed on June 1, 2018, Amendment No. 3 thereto filed on August 7, 2018, Amendment No. 4 thereto filed on October 2, 2018, and Amendment No. 5 thereto filed on February 11, 2020, and Amendment No. 6 filed on May 7, 2020, by Dr. Wentz and Gull Global Limited (“Gull Global”) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Shares” or “Common Stock”), of USANA Health Sciences, Inc., a Utah corporation. This Amendment No. 7 reflects changes to items 2, 4, 5 and 7 of the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D as amended prior to this Amendment No. 7.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(c) and (f)

Gull Global is a company formed under the laws of the Commonwealth of The Bahamas that serves as an investment vehicle for Dr. Wentz. Gull Global is 50% owned by each of Viron Company Limited, a company formed under the Commonwealth of The Bahamas (“Viron”), and Myogen Limited, a company formed under the Commonwealth of The Bahamas (“Myogen”), and each of which is wholly owned by the Gull Trust, a revocable trust governed under the laws of The Bahamas that is administered for the benefit of Dr. Wentz and other beneficiaries, and the direct and indirect assets of which, including Viron, Myogen and Gull Global, are controlled by Dr. Wentz.

The directors of each of Viron, Myogen and Gull Global are Baraterre Limited and Tarpumbay Limited, each of which is a corporate services company organized under the laws of The Bahamas. The directors of each of Baraterre Limited and Tarpumbay Limited are Ann Chea, Dexter Duvailier and Martin Pollack, each of whose principal occupation is a trust manager for J.P. Morgan Trust Company (Bahamas) Limited, and each of whom is a citizen of The Bahamas. The principal office of each of Viron, Myogen and Gull Global and the business address of each of their directors and of the directors of their corporate directors is Bahamas Financial Center, 2nd Floor, Shirley & Charlotte Streets, P.O. Box N-4899, Nassau, N.P., Bahamas. To the knowledge of the Reporting Persons, none of the directors of Viron, Myogen or Gull Global or of any of their corporate directors beneficially owns any Shares.

Dr. Wentz is the founder and is currently a non-voting honorary Board member and Chairman Emeritus of the Issuer. Dr. Wentz indirectly controls each of Viron, Myogen and Gull Global through the Gull Trust. Dr. Wentz is a citizen of St. Kitts and Nevis. His business address is 3838 West Parkway Boulevard, Salt Lake City, Utah 84120.

(d) – (e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the directors or officers of any Reporting Person or of any corporate director of a Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.”

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Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On June 18, 2020 the Gull Trust transferred 50% of the Shares of Gull Global to each of Viron and Myogen, in connection with a restructuring of Dr. Wentz’s investment holding structure.

On August 21, 2020 the Reporting Persons sold an aggregate of 600,000 Shares, for aggregate gross proceeds of $48,000,000.00 for liquidity purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       Gull Global is the direct beneficial owner of 8,485,743 Shares, constituting approximately 40.4% of the outstanding Shares, based on 21,020,007 Shares outstanding as of July 31, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 4, 2020. Dr. Wentz is deemed to be the beneficial owner of the 8,485,743 Shares, constituting approximately 40.4% of the outstanding Shares, held by Gull Global.

(b)       The Reporting Persons share the power to vote or direct the vote of the Shares beneficially owned by them, and the power to dispose of or direct the disposition of such Shares.

(c)       The following table describes all transactions in the Common Stock that were effected by the Reporting Persons during the 60-day period prior to the date of this Amended No. 7. Except for the transactions set forth below, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named in Item 2 of the Schedule 13D, has effected any other transactions in the Common Stock during such 60-day period.

Date of Transaction (1)	Number of Shares Sold	Price per Share	Type of Transaction
8/21/2020	600,000	$80.00	Open Market Block Trade

(1)	The shares were held directly by Gull Global.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding reference to the following exhibit filed with this Amendment No. 7:

Exhibit 1	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2020

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 7 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 24, 2020

Gull Global Limited

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact

MYRON W. WENTZ

By:	/s/ Valarie A. Hing
Name:	Valarie A. Hing
Title:	Attorney in Fact